Exhibit 99.60

BURCON DIRECTOR RECEIVES PRESTIGIOUS APPOINTMENT

Vancouver, British Columbia, April 26, 2010 – Burcon NutraScience Corporation (TSX: BU) wishes to recognize Burcon director Dr. D. Lorne Tyrrell, who has been appointed as the inaugural director of the new Li Ka Shing Institute of Virology in Canada.

On April 23, 2010 The University of Alberta announced receiving a $28-million gift from the Li Ka Shing (Canada) Foundation and $52.5 million in new related funding from the Government of Alberta. The donation - the largest cash gift in the University of Alberta's history - will help establish the Li Ka Shing Institute of Virology and add the University of Alberta to a global health-science research network facilitated by the Li Ka Shing (Canada) Foundation.

Burcon director, Dr. D. Lorne Tyrrell was announced as the inaugural director of the new Li Ka Shing Institute of Virology. Dr. Tyrrell thanked the foundation for the support and stated, "Since I began research in infectious diseases over 30 years ago, there has been a steady stream of new infectious diseases - an average of one per year; diseases you will easily recognize. These include HIV/AIDS, hepatitis C, SARS, West Nile virus, new strains of herpes viruses and new strains of influenza. A number of these viruses have been proven to cause cancer, such as the papilloma virus in cervical cancer and hepatitis viruses that cause liver cancer."

The announcement marks the beginning of an exciting new partnership among the University of Alberta, the government of Alberta and the Li Ka Shing (Canada) Foundation, a foundation dedicated to improving the human condition through the advancement of education, health care, arts and culture and community projects around the world. In addition, the University of Alberta announced that the building in which the Alberta Diabetes Institute is located, has been named the 'Li Ka Shing Centre for Health Research Innovation'.

“We are pleased for Lorne for having been selected for this prestigious position,” stated Johann F. Tergesen, Burcon’s President & COO who added, “Through years of commitment to his research, Lorne has made a significant contribution to the understanding of infectious diseases. We are delighted to help recognize Lorne’s accomplishments.”

About Burcon NutraScience

Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We are developing Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes, and CLARISOY™, a revolutionary soy protein isolate which is 100% soluble and completely transparent in acidic solutions. Our team of highly specialized scientists and engineers work from our own research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 121 issued patents in various countries, including 17 issued U.S. patents, and in excess of 225 additional pending patent applications, 68 of which are U.S. patent applications.

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ON BEHALF OF THE BOARD OF DIRECTORS
"Johann F. Tergesen”
Johann F. Tergesen
Burcon NutraorporScience Cation is a publicly listed on the Toronto Stock Exchange under the symbol “BU”. For more information on Burcon, visit www.burcon.ca.

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, the Corporation’s, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes”, “potential”, “expected”, “anticipates”, “will be”, and similar expressions, generally identify forwardlooking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Jade Cheng, Chief Financial Officer
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
jcheng@burcon.ca www.burcon.ca

AXINO AG
Wolfgang Seybold, Investor Relations Europe
AXINO AG, Königstraße 26, 70173 Stuttgart, Germany
Tel. +49-711-25 35 92-40 / Fax +49-711-25 35 92-55
wolfgang.seybold@axino.de www.burcon.net